Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 29, 2019

VIA EDGAR TRANSMISSION

Mr. Jeff Long

Mr. Dave Manion

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hatteras Core Alternatives Fund, L.P. (File Nos. 333-220750; 811-21685);

Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-220752; 811-21665);

Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-220751; 811-21986); and

Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-220748; 811-21985)

(each, a “Fund” and collectively, the “Funds” or the “Registrant”)

Dear Messrs. Long and Manion:

Set forth below are our responses to your comments on the Funds’ Registration Statements on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (collectively, the “Registration Statements”). Page and/or section references are to the Registration Statements as filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2019. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statements.

1. Comment: Footnote 4 of the expense tables for the Hatteras Core Alternatives Fund, L.P. and Hatteras Core Alternatives TEI Fund, L.P., and Footnote 3 of the expense tables for the Hatteras Core Alternatives Institutional Fund, L.P. and Hatteras Core Alternatives TEI Institutional Fund, L.P. state that the General Partner of the Master Fund is allocated a certain performance allocation from each Fund. Please confirm whether these performance allocations are reflected in each Fund’s fee table, or explain why Performance Allocation information is not included in the Funds’ fee tables.

Response: Registrant notes that the Performance Allocation information is not included in the Funds’ fee tables because it is not a fee based on net assets of the Funds and including such fee would be misleading. Registrant believes that its practice is consistent with industry practice.

 July 29, 2019

2. Comment: Footnote 8 of Rule 12-12 in Regulation S-X requires that among other information, the acquisition date of each restricted security is included in a fund’s financial information. Please supplementally confirm that the acquisition date of any restricted securities held by a Fund will be included in the Funds’ future financial reports.

Response: The Registrant so confirms.

3. Comment: The Staff notes that the Master Fund has unfunded commitments. As previously requested by the Staff, please include in all future financial reports any accounting policies associated with unfunded commitments.

Response: The Registrant so confirms.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2497.

Very truly yours,

/s/ Catherine A. DiValentino
Catherine A. DiValentino

cc:	Joshua B. Deringer, Esq.